

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 8, 2008

Via U.S. Mail and Fax (713) 960-7660

Mr. W.H. Wells
Chief Financial Officer
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, TX 77056

> **Re:** **Rowan Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-05491**

Dear Mr. Wells:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2007

Critical Accounting Policies and Management Estimates

Revenue Recognition, page 44

1.   We note your use of the percentage-of-completion method for longer-term
        manufacturing projects. Please expand your disclosure to more specifically
        describe your process for reviewing costs on a routine basis and ensuring that
        your cost estimates are current. Also, please revise your disclosure in future
        filings to clarify how you arrived at the estimate, how accurate the estimate has
        been in the past, how much the estimate has changed in the past, and whether the
        estimate is reasonably likely to change in the future. We refer you to Section V of
        SEC Release 33-8350, Commission Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Statement of Operations, page 48

2.   Please revise your costs of revenue financial statement captions in future filings to
        include the parenthetical disclosure required by SAB Topic 11:B.

Note 1. Revenue and Expense Recognition, page 52

3.   We note that you measure performance under your percentage-of-completion
        contracts based on the ration of costs incurred to total estimated contract costs.
        Please explain how you determine that all costs incurred relate directly to contract
        performance and how your accounting complies with paragraph 50 of SOP 81-1.
        As part of your response, please clarify whether you typically incur costs,
        particularly in the early stages of the contract that do not directly relate to contract
        performance.

4.   We note you receive reimbursement for certain "rebillable" costs which are
        recognized as both revenues and expenses when incurred. Please revise your
        disclosure in future filings to more specifically describe these rebillable costs. In
        addition, please clarify how you determined that it is appropriate to report these
        rebillable costs on the gross basis pursuant to EITF 99-19 or EITF 01-14 as
        appropriate.

Note 2. Long-term Debt, page 56

5.   Your disclosure states that you have offset your convertible debentures against promissory notes in your consolidated financial statements. Please clarify how you have concluded that you intend to set off the convertible debentures against the promissory notes in accordance with paragraph 5.c of FIN 39 when you have a history of converting the debentures into common stock. In addition, please clarify why you assume conversion of the debentures when calculating diluted EPS as you have disclosed on page 54 as you offset the debentures in consolidation.

6.   We note you believe you were in compliance with each of your debt covenants at December 31, 2007. Please clarify whether you were or were not in compliance with your debt covenants as of December 31, 2007 and revise your disclosure in future filings to make such an affirmative statement.

Note 13. Asset Dispositions, page 76

7.   We note that you sold your semi-submersible rig in October 2005 and accounted for the transaction as a sales-type lease. Please explain how your accounting for this sales-type lease complies with paragraph 17 of SFAS 13. As part of your response, clarify how you determined that it was appropriate to defer a portion of the gain on the sale until fiscal year 2007 and how you accounted for the sales transaction in fiscal year 2005. Explain why proceeds received subsequent to the sales transaction were not accounted for as unearned lease income.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief